April 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Amendment Number 1 to Registration Statement on Form S-1

Filed April 24, 2015

File No. 333-202068

Ladies and Gentlemen:

The undersigned issuer hereby requests that the above captioned registration statement amendment erroneously tagged as file number 333-176954 be withdrawn.  It is being replaced with a new amendment Number 1.

Very truly yours,

Endonovo Therapeutics, Inc.

By: /s/ Alan Collier, CEO

Alan Collier, CEO